Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods presented (dollars in thousands).

	Three Months Ended June 30,				Six Months Ended June 30,
	2018		2017		2018		2017
Fixed charges(1)	$7,324		$4,292		$14,867		$6,723
Preferred stock dividends(2)	1,317		-		2,530		-
Combined fixed charges and preferred stock dividends	$8,641		$4,292		$17,397		$6,723

Combined fixed charges and preferred stock dividends	8,641		4,292		17,397		6,723
Net income applicable to common stockholders(3)	12,355		(1,549)		45,925		20,629
Earnings	$20,996		$2,743		$63,322		$27,352
Ratio of earnings to combined fixed charges and preferred stock dividends	2.43	x	0.64	x(4)	3.64	x	4.07	x

(1)	Fixed charges consist of interest expense.
(2)
Prior to August 17, 2017 (the first date on which we issued shares of our Series A Preferred Stock), we had not issued any preferred stock, and therefore there are no preferred stock dividends included in our calculation of the ratio of earnings to combined fixed charges and preferred stock dividends for each period presented prior to the year ended December 31, 2017.

(3)
Net income applicable to common stockholders for the three months ended June 30, 2018 includes an unrealized gain on derivatives, net, of approximately $6.0 million and an unrealized loss on investments in MSRs of approximately $365,000. Net income applicable to common stockholders for the three months ended June 30, 2017 includes an unrealized loss on derivatives, net, of approximately $4.6 million and an unrealized loss on investments in MSRs of approximately $4.5 million. Net income applicable to common stockholders for the six months ended June 30, 2018 includes an unrealized gain on derivatives, net, of approximately $25.6 million and an unrealized gain on investments in MSRs of approximately $12.1 million. Net income applicable to common stockholders for the six months ended June 30, 2017 includes an unrealized loss on derivatives, net, of approximately $3.6 million and an unrealized gain on investments in MSRs of approximately $7.8 million.

(4)	The dollar amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $1.5 million for the three months ended June 30, 2017.